December 1, 2006

Exclusive License and Distribution Agreement

between

PhytoLab Solutions, Inc.

1181 Grier Drive, Suite C

Las Vegas, Nevada 89119-3746

USA

(hereinafter referred to as the "Distributor")

and

Nordic Immotech Trading ApS

Kildebrogaardsvej 11 D

4622 Havdrup

Denmark

(hereinafter referred to as the "Supplier")

This agreement is made December 1, 2006 (the "Effective Date") between PhytoLab Solutions, Inc., a Nevada Corporation, 1181 Grier Drive, Suite C, Las Vegas, Nevada 89119-3746, USA, (the "Distributor") and Nordic Immotech Trading ApS, Kildebrogaardsvej 11 D, 4622 Havdrup, Denmark, registration no. 29133018, (the "Supplier").

Preamble

Whereas, the Supplier has the exclusive world-wide commercialization rights for the proprietary substance known as immuXT (as described in Appendix 1) and certain intellectual property rights relating thereto and has the right to appoint and license distributors of such substance worldwide;

Whereas, the Distributor is engaged in the business of marketing and distribution of nutritional and health care products;

Whereas, the Distributor is a wholly owned Nevada subsidiary of Jurak Corporation World Wide Inc.;

Whereas, the Supplier desires to grant the Distributor the exclusive right and license to manufacture and distribute finished products containing the proprietary substance in the Field (as hereinafter defined) in the Territory (as hereinafter defined) based on supplies of such substance from the Supplier; and

Whereas, the Distributor wishes to manufacture, market and distribute such finished products based on supplies of the proprietary substance from the Supplier according to the terms and conditions set out in this Agreement;

NOW, therefore, the Parties agree as follows:

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1   Definitions

"Affiliate" shall mean any company controlling, controlled by, or under common control of the Supplier or the Distributor. Control shall mean the ownership or control, directly or indirectly, of fifty percent (50%) or more of the voting stock of the company.

"Agreement" shall mean this Exclusive License and Distribution Agreement.

"Core Countries" shall mean the United States of America, Canada and all member states of the European Union as of the Effective Date.

"Commercially Significant Countries" shall mean Australia, Brazil, China, India, Indonesia, Japan, Malaysia, Mexico, Russia, Singapore, South Korea and Thailand.

"Field" shall mean foods, functional foods and dietary supplement products for internal human consumption. The Field includes marketing and sale of such foods, functional foods and dietary supplement products through all channels of distribution. For the avoidance of doubt, the Field does not include any products marketed or sold within the animal/veterinary field, nor any products that are not intended for human ingestion, for example external applications such as creams and lotions.

"Finished Product" shall mean finished products within the Field based on supplies of the Raw Ingredient and which conform to the Finished Product Specifications.

"Finished Product Specifications" shall mean the finished product specifications stated in Appendix 2, as amended by the Parties from time to time.

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"Forecast"	shall have the meaning set forth in Clause 4.1.
"Information"	shall mean any information (including but not limited to information in printed or electronic/digital form), registration data, marketing data (including customer files), marketing material and clinical data related to the Raw Ingredient that are put at a Party's disposal by the other Party and/or communicated by one Party to the other, orally, in writing or otherwise as a result of this Agreement.
"Party"	shall mean the Supplier and the Distributor, respectively.
"Raw Ingredient"	shall mean the raw ingredient specified in Appendix 1, as amended by the Parties from time to time.
"Similar Products"	shall mean any product containing microalgae, whether or not covered by the Technology.
"Sublicense Agreement"	shall have the meaning set forth in Clause 2.12.
"Technology"	shall mean all patent applications and patent registrations world-wide derived from patent applications no. PCT W 02/04000 A1 and U.S. patent no. 10/332,323 used to manufacture a unique formulation containing a minimum effective daily dose of 200 mg of the Raw Ingredient.
"Territory"	shall mean any country world-wide.
"Trademark"	shall mean the trademark "immuXT".

2 Scope of the Agreement

2.1   Subject to the terms and conditions of this Agreement, the Supplier hereby grants the Distributor the exclusive right and license under the Technology to (i) manufacture the Finished Products based on supplies

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of the Raw Ingredient from the Supplier and (ii) market and distribute the Finished Products in the Territory for use within the Field and the Distributor hereby accepts said rights.

2.2   The Distributor shall buy the Raw Ingredient on a purchase order basis from the Supplier and shall manufacture, market and sell the Finished Products in its own name and for the Distributor's own account. The Distributor shall act as an independent agent towards the Supplier and the Distributor's customers as well as any other third parties.

2.3   The Distributor shall purchase the Raw Ingredient solely from the Supplier and shall not attempt to manufacture, alter or improve the Raw Ingredient without prior, written permission from the Supplier. Except as provided for in Clause 2.5, 2.12 and the Sublicense Agreement, the Distributor undertakes not to license or sell the Raw Ingredient to any third party, nor to license or sell the Finished Products to any third party for use outside the Field.

2.4   The Distributor shall use its reasonable commercial efforts to promote and market the Finished Products in the Territory consistent with the Distributor's business plan, reference is made to Clause 2.6.

2.5   The Distributor shall be entitled to appoint third parties (including without limitation Affiliates of the Distributor) as sub-distributors or commercial agents for the distribution of the Finished Products in the Territory within the Field. Such appointment shall not relieve the Distributor of any of its obligations hereunder and the Distributor shall be fully liable towards the Supplier for any acts or omissions made by any of the Distributor's sub-distributors and agents.

2.6   The Distributor shall provide the Supplier with a business plan for the following calendar year by August 1st of each calendar year. The first such business plan shall be provided by August 1st, 2007. This business plan shall include monthly sales goals expressed in terms of volume, launch plans for new markets and distribution channels (if applicable), a budget for advertising and promotional activities as well as plans describing the advertising, campaign and similar activities aimed at

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stimulating sales. Distributor agrees to periodically meet with the Supplier to mutually review such plans. Furthermore, Distributor agrees to provide the Supplier with any market research and market data concerning the Raw Ingredient or Finished Products conducted or purchased by the Distributor.

2.7   The Distributor may prior to the launch of the Finished Products in the Territory request that the relevant Distributor's staff receives available product training from the Supplier. The Supplier will co-operate and participate in such and provide any relevant training material available to the Supplier free-of-charge. The Distributor will bear all expenses incurred by or on behalf of its own personnel during the training period.

2.8   All costs of any marketing and promotion activities in relation to the Finished Products shall be borne solely by the Distributor.

2.9   The Distributor undertakes to keep the Supplier informed from time to time of competitors' activities and other relevant developments in the Territory relating to the Finished Products. The Distributor shall from time to time provide the Supplier with samples of key marketing materials used by the Distributor for the Finished Products in the Territory.

2.10   The Distributor shall not, directly or indirectly, promote, market, license, distribute or sell Similar Products that compete with the Finished Products or the Raw Ingredient in the market of foods, functional foods and/or dietary supplement products. For the avoidance of doubt, products marketed by the Distributor prior to the Effective Date as listed in Appendix 4 hereto ("Jurak Products") shall not be deemed to compete with the Finished Products or the Raw Ingredient.

2.11   The Distributor shall have the right to use all studies on the Raw Ingredient and/or the Finished Products published before the Effective Date in the Distributor's marketing of the Finished Product to the extent such studies relate to the Field. Further, whenever new published information on the Raw Ingredient is available after the

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Effective Date, the Supplier shall forward such information to the Distributor. Subject to Clause 10 and to such information being applicable to the Field, the Distributor shall have the right to use such information in the Distributor's marketing of the Finished Products.

2.12   Notwithstanding Clause 2.1, the Supplier may grant to third parties the right to distribute products which are identical or similar to the Raw Material or Finished Products in accordance with a separate Sublicense Agreement between the Parties, in which the Distributor sublicenses certain distribution rights to the Supplier. Such Sublicense Agreement shall be limited to certain countries in the Territory as agreed between the Parties. The Sublicense Agreement shall be entered into on the Effective Date and shall take effect simultaneously with this Agreement.

2.13   The rights and licenses granted under this Clause 2 are limited to the scope expressly granted. Nothing in this Agreement shall prevent the Supplier from developing or commercializing, at the Supplier's sole discretion, any product containing the Raw Ingredient outside the Field. The Supplier shall not grant any license to the Technology to any third party within the Field. Further, the Supplier shall use its best efforts to ensure that any licensee appointed by the Supplier outside the Field does not sell or market any product within the Field.

2.14   Except for Finished Products manufactured and distributed in accordance with this Agreement, the Distributor shall not manufacture or distribute any goods that make use of or incorporate any part of the Technology.

3   **License Fee**

3.1   For the exclusive license and distribution rights granted under this Agreement the Distributor shall pay a license fee amounting to a total of USD two and a half (2.5) million. The License Fee shall be paid in the following installments:

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3.1.1   USD 50,000 was paid on 18 August 2006.

3.1.2   USD 500,000 shall be paid upon execution of this Agreement.

3.1.3   USD 500,000 shall be paid on or before 31 March 2007.

3.1.4   USD 500,000 shall be paid on or before 30 June 2007.

3.1.5   USD 500,000 shall be paid on or before 31 September 2007.

3.1.6   USD 450,000 shall be paid on or before 30 November 2007.

3.2   The Installments payable under Clause 3.1 shall be non-refundable unless refund takes place pursuant to Clause 3.2.1 or 3.2.2.

3.2.1   In the event that the Distributor is prevented from marketing and distributing the Finished Products in any of the Core Countries as a result of infringement by the Raw Ingredient of any third party intellectual property rights, the Distributor shall be entitled to a refund of any installments already paid under Clause 3.1 and a reduction of any installments which will become due under Clause 3.1, provided that the Distributor is so prevented during the first thirty-six (36) months from the Effective Date. Such refund and reduction shall be made in accordance with the percentage for the applicable Core Country set out in Appendix 8. During the first twelve (12) months from the Effective Date, one hundred percent (100%) of the percentage for the applicable Core Country shall be refunded and reduced. After the first twelve (12) months from the Effective Date and until and including twenty-four (24) months from the Effective Date, sixty-seven percent (67%) of the percentage for the applicable Core Country shall be refunded and reduced, and after the first twenty-four (24) months from the Effective Date and until and including the first thirty-six (36) months from the Effective Date, thirty-three percent (33%) of the percentage for the applicable Core Country shall be refunded and reduced, reference is made to the example set out in Appendix 8.

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Jurak License and Distribution Agreement.max

3.2.2   In the event that the Supplier does not deliver, in the aggregate, 1000 kg of Raw Ingredient during 2007 and 3000 kg of Raw Ingredient during 2008, the Distributor shall be entitled to a refund of any installments already paid under Clause 3.1, provided

(i) that the Supplier is not prevented from delivering due to force majeure, reference is made to Clause 14.1, and

(ii) that the Distributor has submitted purchase orders for at least 1000 kg of Raw Ingredient for delivery before 31 December 2007 and purchase orders for at least 3000 kg of Raw Ingredient for delivery before 31 December 2008. Such purchase orders must be received by the Supplier at least 120 calendar days before, respectively, 31 December 2007 and 31 December 2008. Reference is made to Clause 4.3.

3.3   Unless otherwise required by the Supplier, any sum due to the Supplier under this Clause 3 shall be paid to the Supplier's account with Nordea Denmark, Vejle Branch, Daemningen 68, DK-7100 Vejle: SWIFT: NDEADKKK, IBAN: DK4620008478114134.

3.4   In the event that any payments due under Clause 3.1 are not paid on time, the Supplier is entitled to charge interest for payments delayed seven (7) calendar days or more from the due date amounting to five percent (5%) per annum above the reference rate applied by the Danish National Bank at the due date and calculated from seven (7) calendar days after the due date.

3.5.   Jurak Corporation World Wide Inc., being the owner of the entire share capital in the Distributor, shall co-sign this Agreement and undertake a guarantee (in Danish "kaution") in favour of the Supplier for the fulfilment of the obligation assumed by the Distributor to pay each of the installments set out in Clause 3.1.

Before the Supplier raises a claim against Jurak Corporation World Wide Inc. hereunder, the Supplier shall notify Jurak Corporation World Wide Inc. in writing that the Distributor has failed to pay one or more installments payable under Clause 3.1. Such notification may be sent

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each calendar month. The Forecast will be submitted by the Distributor to the Supplier using the template attached as Appendix 3. The Distributor shall simultaneously provide a current report on sales of Finished Products and stock situation of the Raw Ingredient and the Finished Products in relation to the previous month. The Distributor shall no later than fifty (50) calendar days after the Effective Date provide the Supplier with the first Forecast.

4.2   The Distributor shall use its best efforts to assure that the Forecasts are as accurate as possible. Twelve (12) months after the Effective Date, the Parties shall discuss in good faith whether or not to amend the forecasting procedure set forth in Clause 4.1 so that the rolling Forecast shall be binding for the first six (6) months and non-binding for the following six (6) months.   Any such amendment mutually agreed upon by the Parties shall be made in writing.

4.3   Deliveries of Raw Ingredient pursuant to actual purchase orders received by the Supplier shall normally be delivered within one hundred and twenty (120) calendar days from receipt of order. Actual orders for purchase of Raw Ingredient shall be made in writing in the form of purchase orders to the Supplier.

4.4   Orders placed in accordance with Clause 4.3 and confirmed in writing by the Supplier are binding upon the Supplier. The Supplier shall deliver in accordance with the Supplier's written order confirmation.

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Jurak License and Distrubition Agreement.max

Should the Supplier discover that it is unable to deliver according to the confirmed orders, the Supplier shall inform the Distributor hereof without undue delay. In the event that the Supplier is unable to deliver a quantity included in a confirmed order within seven (7) calendar days after the confirmed delivery date, the Supplier shall deliver an additional two percent (2%) of such quantity to the Distributor free of charge for each seven (7) calendar day period of delay, provided that the Supplier's inability to deliver in accordance with the confirmed order is not caused by force majeure, reference is made to Clause 14.1. Delivery free of charge of two percent (2%) of such quantity for each seven (7) calendar day period of delay shall constitute the entire and exclusive remedy available for the Distributor in case of the Supplier's inability to deliver in accordance with a confirmed order, except in the event that delivery is delayed more than eight (8) weeks after the confirmed delivery date. In such event, the Supplier shall also be liable for damages in accordance with Clause 11 hereof.

4.5   The price of the Raw Ingredient shall be as stated in Appendix 1, FOB Copenhagen (Incoterms 2000). The Supplier shall be entitled to ship consignments of Raw Ingredient FOB (Incoterms 2000) from other locations at the Supplier's discretion. Should this increase the Distributor's delivery costs, the Supplier shall cover any additional costs above and beyond what it would have cost to ship the same consignment FOB Copenhagen (Incoterms 2000). Such shipments shall be made FOB (Incoterms 2000) unless the Parties agree otherwise in writing.

4.6   The prices for orders not yet confirmed by the Supplier may not be changed by the Supplier until twenty-four (24) months after the Effective Date. Thereafter, the prices for orders not yet confirmed by the Supplier may be changed by the Supplier subject to sixty (60) calendar days' prior notice in writing. Price increases shall be limited to increases in costs from the Supplier's suppliers. Notwithstanding such increases, the Supplier is entitled to increase the price pursuant to Clause 4.5 by three percent (3%) each calendar year.

4.7   Invoicing and payment of the Raw Ingredient shall take place in USD.

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4.8 Once the consignment is ready for shipment, the Supplier shall notify the Distributor by sending an invoice to the Distributor. The conditions of payment shall be as follows: Fifty percent (50%) of the invoice amount shall be due immediately upon the Distributor's receipt of invoice and the Supplier must receive payment before the consignment is released for shipment. The remaining fifty percent (50%) shall become due thirty (30) calendar days after invoice date.

4.9 If the Distributor fails to make any payment for Raw Ingredient when due, the Supplier shall be entitled (without prejudice to any other right or remedy it may have) to cancel or suspend any further delivery to the Distributor under any order until all past due payments have been made. Furthermore, the Supplier is entitled to charge interest for payments delayed seven (7) calendar days or more from the due date amounting to five percent (5%) per annum above the reference rate applied by the Danish National Bank at the due date and calculated from seven (7) calendar days after the due date.

4.10 The Supplier guarantees the Raw Ingredient shall have a shelf-life of thirty-six (36) months from delivery, provided that the Raw Ingredient is stored in accordance with the storage instructions set out in Appendix 5 hereto and under proper and adequate conditions, with particular regard to preventing adverse influence on potency or quality of the Raw Ingredient or Finished Products under this storage due to heat, humidity, or lack of cleanliness. The Supplier expressly disclaims any liability in the event of claims attributable to disregard of the storage instructions set out in Appendix 5 or the provisions of this clause.

5   **Trademark and Packaging**

5.1 The Finished Products may be marketed and sold under trademarks and in trade dress and packaging design chosen by the Distributor. The Supplier hereby grants the Distributor the exclusive right and license, but not the obligation, to use the Trademark in the Territory.

5.2 The Trademark is the property of the Supplier's parent company, Nordic Immotech ApS. The Trademark, including without limitation the

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right to prosecute and defend any trademark application and registration covering or including the Trademark, has been irrevocably and exclusively licensed by Nordic Immotech ApS to the Supplier. The Supplier shall apply for registration of the Trademark, at the Supplier's expense, in such countries where the Supplier at its sole discretion deems it appropriate or feasible to do so. The Trademark is not registered as a trademark in the Territory and the Supplier makes no representations or warranties concerning the Distributor's right or ability to use the Trademark in any part of the Territory, nor any representations or warranties to the effect that the Trademark will be registered in any part of the Territory.

5.3 Notwithstanding Clause 5.2, as of the Effective Date Nordic Immotech ApS or the Supplier has applied for trademark registration of the Trademark in the countries set forth in Appendix 7. The Supplier shall notify the Distributor in writing when any trademark registration covering the Trademark is granted in such countries. Such notice shall also specify whether third party rights may prevent or restrict the Distributor from using the Trademark in such countries.

If the Supplier has confirmed that no third party rights prevent or restrict the Distributor from using the Trademark in a specific country, the Supplier warrants that any subsequent use by the Distributor which takes place in order to comply with the Distributor's obligations pursuant to Clause 5.4 hereof will not infringe the intellectual property rights of any third party. The Supplier shall defend, indemnify and hold harmless the Distributor for any breach of the warranty set out in this Clause 5.3.

5.4 If the Supplier has confirmed that no third party rights prevent or restrict the Distributor from using the Trademark in one or more specific countries, the Distributor shall display the logo of the Trademark as a branded ingredient on any packaging used for Finished Products in such countries. In the event that the Supplier subsequently determines that it does not have rights to the Trademark in a specific country, the Supplier shall immediately notify the Distributor, and the

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Distributor shall not use the Trademark in such country and shall have no obligations under this Clause 5.4 in such country.

5.5   It is the Distributor's responsibility that any packaging materials used by the Distributor comply with any applicable legislation in the Territory. Distributor undertakes to promptly inform the Supplier in writing in the event that Distributor becomes aware of any potential infringement of the Trademark or becomes aware that the Trademark may infringe the rights of any third party.

5.6   The Distributor shall not use any trademark that is or has been used to designate any Finished Products for any other products. Further, the Distributor shall not use a trademark for any other products than Finished Products if such trademark is similar or confusingly similar with a trademark that is or has been used to designate any Finished Products. The Distributor's obligations hereunder shall survive for two (2) years from any expiry or termination of this Agreement and any extensions thereof, provided, however, that termination of the Agreement is not based on material breach on the part of the Supplier. For the avoidance of doubt, the Distributor's obligations under this Clause 5.6 shall not in any way prevent or restrict the Distributor's use of the Distributor's house mark "JURAK", any product line name nor the use of the name of any product listed in Appendix 4 hereto.

5.7   The Distributor shall mark legibly all packaging of Finished Products with the appropriate US or foreign patent number (when such patents are issued) and/or appropriate US or foreign patent application number in accordance with the patent laws and practices of the respective country of sale upon notification of the patent status for a particular country by Supplier.

6   **Defects**

6.1   The Supplier warrants that the Raw Ingredient will, at the time of delivery to the Distributor, conform to the specifications set forth in Appendix 1.

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6.2 Any defective Raw Ingredient will as soon as reasonably possible be replaced free of charge and delivered to the Distributor at the expense of the Supplier.

6.3 After receipt of any Raw Ingredient, apparent defects must be notified in writing to the Supplier without delay and at the latest twenty-one (21) calendar days after the consignment has been received by the Distributor. Otherwise, the consignment shall be considered to be accepted and free of apparent defects, and the Supplier's warranty as to such apparent defects shall no longer apply. For the purposes of this Agreement, "apparent defects" shall mean the defects listed in Appendix 6 hereto.

6.4 If a non-apparent defect of any Raw Ingredient is discovered, the Supplier must be notified in writing without delay and at the latest twenty-one (21) calendar days after the Distributor has become aware or should have become aware of the defect. Otherwise, the consignment shall be considered to be accepted and free of defects, and the Supplier's warranty as to such defects shall no longer apply. However, regardless of when the Distributor becomes aware or should have become aware of a non-apparent defect, the Supplier's warranty as to such defects expires after thirty-six (36) months from date of delivery to the Distributor of the respective Raw Ingredient.

6.5 The warranty set forth in Clause 6.1 shall apply only if the Raw Ingredient has been handled and stored appropriately and as required by the specifications in Clause 4.10.

6.6 Without prejudice to Clause 11.2 hereof, the Distributor acknowledges that the remedies stipulated above shall constitute the entire and exclusive remedies available for the Distributor in case of any defective Raw Ingredient.

7 **Manufacture of Finished Products; Regulatory Compliance**

7.1 The Distributor warrants that the Finished Products manufactured under this Agreement shall comply with the Finished Product Specifications and that the Finished Products will be manufactured and

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sold in accordance with all applicable regulations and guidelines in the Territory. Further, the Distributor warrants that it shall obtain all necessary licenses, approvals, authorisations or permits ("Registrations") necessary for the manufacturing, marketing and sale of the Finished Products in any relevant country. The Distributor shall inform the Supplier in writing upon request of the progress of any such applications and correspondence. Any such Registrations shall to the extent possible under applicable law be in the name of the Supplier and shall be the property of the Supplier. In the event that this Agreement is terminated or expires, the Distributor shall, on request from the Supplier and to the extent possible, assign the Registrations to the Supplier or the Supplier's nominee, surrender all documents pertaining to such Registrations to the Supplier, and render reasonable assistance in transferring all relevant materials and making notifications to regulatory agencies within the Territory where required or requested, against payment by the Supplier of the Distributor's documented third party costs for such Registrations. Alternatively, upon request from the Supplier, the Distributor shall promptly and free of charge apply for cancellation of any Registrations.

7.2   The Supplier shall assist the Distributor in obtaining the said authorisations by supplying free-of-charge the Information available on the Raw Ingredient required by the said authorities. The Supplier makes no representations or warranties to the effect that the material available to the Supplier will meet the requirements of the competent authorities in the Territory. Further, the Supplier makes no representations or warranties to the effect that the necessary registrations and authorizations will be obtained by Distributor.

7.3   The Distributor shall be entitled to appoint third party subcontractors for the purpose of manufacturing the Finished Products. The Distributor shall promptly notify the Supplier in writing of any such appointment or changes to any such appointment. The Distributor shall ensure that all subcontractors have confidentiality agreements with the Distributor and that they supply the Finished Products exclusively to the Distributor. Subcontracting shall not relieve the Distributor of any of its obligations hereunder and the Distributor shall be fully liable towards

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the Supplier for any acts or omissions made by any of the Distributor's subcontractors.

8   Minimum Purchases

8.1   The right and license granted to the Distributor pursuant to Clause 2.1 are conditional upon the Distributor's purchase of the following minimum quantities of Raw Ingredient:

Minimum Purchase Quantities (calendar years):

2007:	1000 kg
2008:	3000 kg
2009:	9000 kg
2010:	15000 kg
2011 and each year thereafter:	20000 kg

8.2   If the Distributor fails to meet the minimum purchase requirements set forth in Clause 8.1, the Supplier shall be entitled to terminate the Agreement with three (3) months' written notice from the expiry of the applicable calendar year. The Distributor may cure such default during seven (7) calendar days from the termination notice date by placing actual purchase orders for and purchasing Raw Ingredient, when made available by the Supplier, equal to the amount of any shortfall. Such purchase would then be counted toward the minimum purchase requirements for the shortfall year, instead of the year of delivery.

8.3   Notwithstanding Clause 8.2, if the Distributor can demonstrate that the Finished Product, as of the termination notice date, has a dominant market position within the Field in specific countries, the Parties will in good faith negotiate that the Distributor shall maintain exclusive distribution rights as stipulated in Clause 2.1 in such specific countries. For the purposes of this Clause 8.3, a "dominant market position" shall mean, without limitation, that the Finished Product is among the five (5) best selling dietary supplement products marketed for the purpose of immune enhancement in humans in such specific countries.

Furthermore, if the Distributor can demonstrate, to the reasonable, mutual satisfaction of both Parties, that it has established a reasonable business presence in specific countries which will enable the Distributor

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to effectively distribute the Finished Products, the Parties will in good faith negotiate that the Distributor shall maintain non-exclusive distribution rights in such specific countries.

Any negotiations initiated pursuant to this Clause 8.3 shall be concluded within thirty (30) calendar days from the termination notice date if the termination notice shall not apply to such specific countries.

In the event that the Distributor as well as the Supplier both distribute products containing the Raw Ingredient in a specific country, the products distributed by the Supplier shall be considered as third party products. Consequently, the products distributed by the Supplier shall not be included in the Distributor's sales when assessing whether or not the Distributor has a dominant market position or a reasonable business presence in such country.

This Clause 8.3 shall not apply to any country where the Supplier distributes products pursuant to the Sublicense Agreement and where the Distributor does not distribute Finished Products.

8.4 For the purposes of this Clause 8, for the first two years of this Agreement, one hundred percent (100%) and thereafter, fifty percent (50%) of the quantities of Raw Ingredient sold by the Supplier to third parties pursuant to the Sublicense Agreement shall be deemed to have been purchased by the Distributor. Such quantities shall, therefore, be included when calculating whether or not the Distributor has complied with the minimum purchase requirements set forth in Clause 8.1. The Sublicense Agreement shall provide that the Supplier shall inform the Distributor of all quantities of Raw Ingredient sold by the Supplier to third parties pursuant to the Sublicense Agreement. Such information shall include, without limitation, the quantities of products sold by the Supplier to such third parties and the quantities of Raw Ingredient included in such products.

9 **Research and Further Cooperation**

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9.1 The Supplier will continue research relating to the Raw Ingredient which is ongoing as of the Effective Date and will provide all funds necessary for such ongoing research.

9.2 The Distributor shall be entitled to request trials, studies or investigations related to the Raw Ingredients within the Field, subject to prior written agreement by the Supplier. The Parties shall mutually determine in good faith the value in conducting such research. Research costs of mutually agreed upon research related to trials, studies or investigations shall be shared on a 50/50 basis between the Parties. During the term of this Agreement, the Distributor shall have the right to review and use all such collaborative research undertaken within the Field.

9.3 The Distributor shall not undertake or supply Raw Ingredient or Finished Products for any research, testing or studies relating to or involving the Raw Ingredient without the express written prior approval from the Supplier. For the avoidance of doubt, the Distributor shall not be deemed to be in default of this obligation in the event that independent third parties initiate or perform research, testing or studies relating to the Raw Ingredient or Finished Products without any participation of the Distributor.

If the Distributor demonstrates to the reasonable satisfaction of the Supplier that specific testing of the Raw Ingredient or the Finished Products is required by applicable law in order to legally manufacture, market and/or distribute the Finished Products in specific countries in the Territory, the Distributor shall be entitled to perform such specific testing upon prior written notice to the Supplier or, if the Supplier so decides at its sole discretion, the Supplier shall perform such testing itself.

9.4 The Parties shall arrange consultations as needed in order to discuss their cooperation hereunder and discuss any possible improvement of the Finished Products and the manufacturing, marketing and distribution thereof.

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9.5   The Supplier retains the final right to approve all research protocols.

9.6   Nothing shall prevent the Supplier from undertaking any kind of research or studies on its own, whether within or outside the Field.

10   Intellectual Property Rights

10.1   The Supplier warrants that it is the exclusive licensee of all intellectual property included in the Technology.

10.2   The Distributor shall inform the Supplier of any potential infringement of any intellectual property rights relating to the Technology, the Raw Ingredient and the Finished Product Specifications which comes to the attention of the Distributor. The Supplier shall have the obligation to enforce the intellectual property rights relating to the Technology within the Core Countries if, in its reasonable judgment, the intellectual property rights relating to the Technology are being infringed. Unless the Parties agree otherwise in writing, the Supplier shall have the right, but not the obligation, to prosecute any infringement in any other country in the Territory at the Supplier's cost, and the Distributor shall at its own cost provide such assistance as the Supplier may reasonably require.

10.3   The Supplier warrants that to the best of its knowledge as of the Effective Date the Raw Ingredient does not infringe any third party intellectual property rights. If any third party raises any claim against the Distributor relating to alleged infringement by the Raw Ingredient, the Distributor shall promptly notify the Supplier in writing. Unless the Parties agree otherwise in writing, the Supplier shall have the obligation to defend the Distributor against such claim at the Supplier's cost. The Distributor shall at its own cost provide such assistance as the Supplier may reasonably require. The Supplier shall indemnify and hold harmless the Distributor for any breach of the warranty set out in this Clause 10.3.

10.4   This Agreement shall not in any way prevent the Supplier from exploiting its intellectual property rights in and to the Technology outside the Field.

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10.5 In the event that the Distributor is prevented from marketing and distributing the Finished Products in any of the Core Countries or any of the Commercially Significant Countries as a result of infringement by the Raw Ingredient of any third party intellectual property rights, or should the Supplier elect not to enforce intellectual property rights relating to the Technology in any Core or Commercially Significant Country, the minimum purchase requirements shall be reduced in accordance with the reduction percentage for the applicable Core Country or Commercially Significant Country set out in Appendix 9.

10.6 In the event that the Distributor is prevented from marketing and distributing the Finished Products in any of the Core Countries as a result of infringement by the Raw Ingredient of any third party intellectual property rights, the Distributor shall be entitled to terminate this Agreement pursuant to Clause 12.2 (a).

11 Liability and Insurance

11.1 A Party shall be liable to the other Party for damages caused by negligence on the part of the first Party, including without limitation failure to fulfil its obligations under this Agreement.

11.2 In relation to any product liability claim made by any third party, the Supplier shall be liable solely if such claim is caused by the Raw Ingredient under applicable product liability law and only to that extent. The Supplier shall indemnify the Distributor for all claims caused by the Raw Ingredient under applicable product liability law. The Distributor shall indemnify the Supplier for all claims caused by the Finished Products under applicable product law, provided that such claim is not caused by the Raw Ingredient.

11.3 The Parties agree to supply each other with a certificate from a reputable insurer showing that the Supplier holds product liability insurance with a coverage of at least DKK five (5) million per incident and in annual aggregate and that the Distributor holds product liability insurance with a coverage of at least USD five (5) million per incident and in annual aggregate. Each Party shall retain such insurance in full force and effect for the term of this Agreement.

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11.4 Neither Party shall be held liable for any incidental, indirect or consequential damages, including, but not limited to the loss of opportunity, loss of the use of any data or information supplied hereunder, loss of revenue or profit in connection with or arising out of this Agreement.

12 Term of the Agreement and Default

12.1 The Agreement is concluded for a term of five (5) years from the Effective Date of this Agreement. Should the minimum purchase requirements under Clause 8.1 be met, this Agreement automatically renews every five (5) years, as long as the Distributor meets the requirements under Clause 8.1. In the event of termination in accordance with this Clause 12.1 neither Party shall compensate the other for the consequence of termination.

12.2 In the event a Party asserts a breach of this Agreement, it may at its option request arbitration as set forth in Clause 18.6 to enforce the terms of this Agreement. Provided that the Party asserting breach does not submit the matter to arbitration in order to enforce the Agreement, this Agreement shall immediately terminate, at the option of the Party asserting breach, without compensation to the non-terminating Party except as provided in Clause 12.6,

(a) If any Party is in breach of any material covenant or obligation hereunder and such default (if capable of remedy) is not remedied within 60 calendar days after the receipt by the defaulting Party of a written notice specifying the breach and requiring it to be remedied. However, if any such breach under Clause 12.2.(a) relates to any payment due by the Distributor to the Supplier, including but not limited to payments for license fees under Clause 3 or payments for Raw Ingredient ordered or invoiced, such default must be remedied within seven (7) calendar days after receipt by the Distributor of a written notice specifying the breach.

For the purposes of this Clause 12.2 (a), material covenants or obligations include, without limitation, the obligations set forth in

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Clauses 2.1, 2.3, 2.4, 2.8, 2.12, 3.1, 4.10, 5.5, 5.6 and 7.1, 8.1, 8.2, 9.3, 11.1, 11.3, 13.1; or

(b) In the event that either Party becomes insolvent, files for bankruptcy or if proceedings are commenced for the winding up, suspension of payments, bankruptcy, composition, liquidation or dissolution of a Party (which shall be the defaulting Party hereunder) or its affairs.

12.3   On the termination of the Agreement, the Distributor shall return to the Supplier all information and advertising materials obtained from Supplier regarding the Products in its possession to the extent not required for archival or regulatory purposes.

12.4   Should this Agreement be terminated by the Distributor pursuant to Clause 12.2 (a) or (b), or by the Supplier through the Distributor's failure to meet minimum purchases or by any other default on the part of Distributor as stated in Clause 12.2 (a) or (b), or should Distributor's distribution rights be reduced pursuant to Clause 8.3, the Distributor and its Affiliates shall not directly commence sale, distribution, manufacturing or cause to be manufactured Similar Products for a period of three (3) years from the effective date of termination.

12.5   On the expiration or termination of the Agreement, the Distributor shall be authorized to sell any Finished Products during the twelve (12) months following termination of the Agreement. At the option of the Supplier, the Supplier may purchase back any Raw Material already sold by the Supplier to the Distributor at the Distributor's landed costs (including, but not limited to shipping, duties, etc.). In the event the Supplier elects not to repurchase such Raw material, the Distributor shall be allowed to manufacture such Raw Material into Finished Products and sell them during the 12 months following termination of the Agreement. The provisions of the Agreement shall continue to govern the liquidation of the Raw Ingredient and/or Finished Products stock held by the Distributor as well as orders not yet executed.

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12.6   In the event that the Agreement is terminated by either Party and a ruling from an arbitration court appointed pursuant to Clause 18.6 subsequently finds that such termination was unwarranted, the terminating Party shall be liable towards the other Party in accordance with Clause 11 hereof. Further, the Agreement shall be deemed to be valid and in effect notwithstanding such unwarranted termination.

13   **Confidentiality**

13.1   Information supplied by one Party (the "Supplying Party") to the other Party (the "Receiving Party") as a result of this Agreement, shall, provided it has been marked "Confidential" or has been marked with a similar wording of the same meaning, be held in confidence by the Receiving Party until five (5) years after expiration or termination of this Agreement, whichever period is the longer. For the purposes of this Clause, all business plans, marketing plans and customer lists shall be deemed to be marked as "Confidential" and treated as such, regardless of whether such documents actually contain such physical markings.

13.2   This confidentiality obligation should not be considered violated, if and to the extent that Information:

(a)   was at the time of disclosure in the public domain;

(b)   has, after disclosure to the Receiving Party, become part of the public domain through publication or otherwise, except by breach of this Agreement by the Receiving Party;

(c)   was in the possession of the Receiving Party at the time of disclosure by the Supplying Party and was not acquired, directly or indirectly, from the Supplying Party;

(d)   was received by the Receiving Party from a third party, provided, however, that such Information was not obtained by the said third party directly or indirectly, from the Supplying Party; or

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(e)   was disclosed by the Receiving Party due to regulatory or governmental requirements, including requirements from patent authorities, or due to a court order;

(f)   was independently developed by the Receiving Party.

14   **Force Majeure**

14.1   Neither Party shall be liable if a Party is prevented from performing any of the obligations incumbent on it under this Agreement due to circumstances beyond its control, such as labour conflicts, stoppage of operation, delay or prevention in obtaining raw materials and secondary materials in spite of the best efforts of the Party which is responsible for procurement of such materials, change of legislation, government prohibition, current restrictions, natural phenomena, pandemics, unavailability of transport facilities, war rebellions, riots, blockade or other kinds of force majeure. The obligations shall be suspended until such time as the Party concerned, after the discontinuance of such obstacle, is again in a position to perform its obligations.

14.2   If a Party is prevented from performing due to situations described in Clause 14.1, it shall immediately give written notice to the other Party. In the event that the force majeure situation continues for more than six (6) months, the Party not claiming force majeure shall be entitled to terminate this Agreement with one (1) month's prior written notice. Should the event of force majeure continue for more than twelve months, then either Party shall be entitled to terminate this Agreement with one (1) month's prior notice.

15   **Assignability**

15.1   This Agreement cannot be assigned to any third party, including without limitation any Affiliates, by either Party without the prior written consent of the other Party. Such consent shall not be unreasonably withheld. Notwithstanding the foregoing, consent under this Clause 15.1 shall not be required in the event that a third party acquires all or substantially all of the assets of a Party (whether by merger, acquisition, reorganization, sale or otherwise), and agrees in

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writing to be bound by the terms and conditions of this Agreement. No assignment and transfer shall be valid and effective unless and until the assignee shall agree in writing to be bound by the provision of this Agreement. The terms and conditions of this Agreement shall be binding on and inure to the benefit of the permitted successors and assigns.

16   **Option to Acquire Shares**

16.1   In a separate agreement (the "Share Purchase Agreement") between the Distributor and the shareholders of Nordic Immotech ApS and Nordic Immotech APS, the Distributor shall be granted an option, which shall expire on 1 December, 2008, to purchase all the shares in Nordic Immotech ApS using a company valuation of USD 13 million as set forth in the Share Purchase Agreement.

17   **Notices**

17.1   Any notice or demand to be given hereunder shall be sent to the relevant address set forth below, or such other addresses as the Parties may notify in writing to each other from time to time, by air courier or by telefax, followed immediately by a confirmation letter by airmail:

The Supplier: Nordic Immotech Trading ApS

Address: Kildebrogaardsvej 11 D

                4622 Havdrup

                Denmark

Fax: +45 4346 0681

Attention: CEO

The Distributor: PhytoLab Solutions, Inc.

Address: 1181 Grier Drive, Suite C

                Las Vegas, Nevada 89119-3746

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USA

Fax: +1 702 914-9625

Attention :   CEO

18   Miscellaneous Provisions

18.1   Amendments to this Agreement shall be valid only if agreed to by both Parties and made in writing.

18.2   If any provision of this Agreement shall be declared invalid, such provision shall be ineffective without invalidating the remaining provisions of this Agreement.

18.3   In case of inconsistency or ambiguity between this Agreement and the Appendices, this Agreement shall prevail.

18.4   Each Party shall bear its own costs relating to any due diligence, negotiation and execution of the Agreement and any related transactions.

18.5   The relationship between these Parties is one of supplier and distributor.   No partnership is created by this Agreement. This Agreement does not constitute the Distributor as the agent or legal representative of the Supplier or the Supplier as the agent or legal representative of the Distributor for any purpose whatsoever. Neither Party is granted any express or implied right or authority by the other Party to assume or create any obligation or responsibility on behalf of or in the name of the other Party, or to bind the other Party vis-à-vis any third party in any manner whatsoever.

18.6   This Agreement shall be governed by and construed in accordance with the laws of Denmark. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration

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shall be Zürich, Switzerland. The language of the arbitration proceedings shall be English.

18.7   The controlling language of this Agreement shall be English.

Appendices:

Appendix 1:   Raw Ingredient Specifications

Appendix 2:   Finished Product Specifications

Appendix 3:   Forecast

Appendix 4:   Jurak Products

Appendix 5:   Storage Instructions

Appendix 6:   Apparent Defects

Appendix 7:   Pending Trademark Applications

Appendix 8:   Reduction Percentages for Core Countries

Appendix 9:   Reduction Percentages for Core Countries and Commercially Significant Countries

---oOo---

This Agreement is executed in two (2) original copies, one of these having been delivered to the Distributor and the other to the Supplier.

Date: _DEC 1, 2006_

Place: _LAS VEGAS, NV._

Date: _1. Dec. 2006_

Place: _LAS VEGAS_

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For

PhytoLab Solutions, Inc.

Nordic Immotech Trading ApS

Date: DEC 1, 2006

Place: LAS VEGAS, NV

FOR

Jurak Corporation World Wide Inc.

As to Clause 3.5 only

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Jurak License and Distrubition Agreement.max

Appendix 1   Raw Ingredient Specifications

Raw Ingredient   Extract of Arthrospira platensis (Spirulina platensis)
Specification: according to the Technology

First Order Placement: Sixty (60) calendar days after the Effective Date

Price of the Raw Ingredient

Volume per annum:	Price per kg:	Minimum order size:
0 – 3000 kg	USD 490	200 kg
3000 – 6000 kg	USD 460	500 kg
6000 – and above kg	USD 440	1000 kg

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Appendix 2   Finished Product Specifications

Minimum Daily Dose: Minimum of 200 mg Raw Ingredient

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Appendix 3 Forecast

Page 1

To: Sales Manager – Nordic Immotech Trading ApS
Fax: +45 4346 0681

From: _____ (company)

Product: immuXT

Date: _____

Name: _____ (manager)

Signature: _____ (manager)

	LAST MONTH (reporting)	NON-BINDING FORECAST (for next six (6) months)						
Month								
Stock beginning month								
Sales								
Purchases								
Stock end month								

Page 2

NON-BINDING FORECAST ((for following six (6) months thereafter)					
Month					
Stock beginning month					
Sales					
Purchases					
Stock end month					

Please fill out empty fields

Forecast to be sent to Nordic Immotech Trading ApS by the 10th of each month

Appendix 4   Jurak Products

JC Tonic



Appendix 5   Storage Instructions

Storage of the Raw Material must in general occur according to good practice in the dietary supplement industry. A non-exhaustive list of specific storage instructions for the Raw Material is as follows:

Temperature Range: Raw Material must be stored at room temperature
                          (15° - 25° Celsius)

Humidity: not more than 62%

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Appendix 6   Apparent Defects

The Raw Material must conform to the list below. If the Raw Material does not conform to any of the points below, the Raw Material has an apparent defect.

Appearance: free flowing powder with lighter and darker particles

Colour: dark green with lighter and darker particles

Aroma: smell of algae

Flavour: bland nutty

Particle size: approximately 40 mesh

Moisture: below 10%

Solubility in water: hardly soluble in water

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Appendix 7   Pending Trademark Applications

<u>Countries:</u>

Australia

Brazil

Canada

China

Denmark

European Union

Japan

Mexico

Russian Federation

South Korea

United States of America

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Appendix 8   Reduction Percentages for Core Countries

Countries:	Reduction Percentages:
United States of America	45%
Canada	5%
Denmark	2%
Sweden	3%
Finland	2%
Latvia	0.5%
Estonia	0.5%
Lithuania	0.5%
Germany	8%
France	5%
United Kingdom	6%
Ireland	1%
Italy	3%
Malta	0%
Spain	3%
Poland	3%
The Netherlands	3%
Belgium	2%
Luxembourg	0.5%
Austria	2%
Czech Republic	1%
Slovakia	0.5%
Hungary	1%

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<u>Slovenia</u>	<u>0.5%</u>
<u>Greece</u>	<u>1%</u>
<u>Cyprus</u>	<u>0%</u>
<u>Portugal</u>	<u>1%</u>

Example of Clause 3.2.1

Distributor is prevented from marketing and distributing the Finished Products in the United States of America twenty (20) months from the Effective Date

Total installments paid under Clause 3.1 after twenty (20) months: USD two and a half (2.5) million

Total installments still due under Clause 3.1 after twenty (20) months: USD zero (0)

Core Country and respective refund percentage: United States of America, 45%

Refund percentage after twenty (20) months: 67%

Applicable refund and reduction: (USD 2'500'000 * 0.45 * 0.67) + (USD 0 * 0.45 * 0.67) = USD 753'750

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Appendix 9	Reduction Percentages for Core Countries and Commercially Significant Countries

Countries:	Reduction Percentages:
United States of America	45%
Canada	5%
Denmark	0.5%
Sweden	0.5%
Finland	0.5%
Latvia	0%
Estonia	0%
Lithuania	0%
Germany	4%
France	3%
United Kingdom	3%
Ireland	0%
Italy	1.5%
Malta	0%
Spain	1.5%
Poland	1.5%
The Netherlands	0.5%
Belgium	0.5%
Luxembourg	0%
Austria	0.5%
Czech Republic	0.5%
Slovakia	0%

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Hungary	0.5%
Slovenia	0%
Greece	0.5%
Cyprus	0%
Portugal	0.5%
Australia	1.5%
Brazil	3%
China	5%
India	3%
Indonesia	1%
Japan	6%
Malaysia	0.5%
Mexico	3%
Russia	3%
Singapore	0.5%
South Korea	2%
Thailand	2%

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